

Frank Seo · 3rd

Vice President - Enterprise CRM Strategy at Veeva Systems

France · 500+ connections · **Contact info**

 **Veeva Systems**

 **Harvard Business Sc**

Experience

Veeva Systems
1 yr



Vice President - Enterprise CRM Strategy
Full-time
Jan 2020 – Present · 6 mos
Paris Area, France

Global responsibility for CRM strategy and engagement amongst the top 20 Life Sciences in the world.

Vice President EU Commercial Strategy
Jul 2019 – Jan 2020 · 7 mos
Paris Area, France

Responsible for the overall success and responsibility of Veeva commercial customers in the European market. Focus is on multichannel customer engagement, data intelligence, and end to end customer strategies.

Board Member
Virginia Commonwealth University Department of Engineering
Apr 2019 – Present · 1 yr 3 mos
Richmond, Virginia Area

Provide external advice and consultation to the VCU department of engineering education and career programs.



Veeva Systems
8 yrs 8 mos

Vice President Of Business Development
May 2018 – Dec 2018 · 8 mos

Responsible for launching Sales, Marketing, Services, and Support teams within Veeva Asia Pacific emerging markets.

Chief Technical Adviser to region-wide strategic accounts and speaker on global be ...**see mor**

General Manager - South Korea
Apr 2017 – May 2018 · 1 yr 2 mos
Gangnam-gu, Seoul, Korea

Full responsibility for launching the Sales, Marketing, Services, and Support teams within Veev Korea.

Focused on solving problems for customers around R&D process management effic ...**see mor**

Show 3 more roles ⌄

CEO
Secret Labs
Jan 2009 – Apr 2010 · 1 yr 4 mos

Secret Labs is a UK based technology startup focused on developing real time scheduling technologies that connect local consumers to small businesses.

Sofia Works
5 yrs 7 mos

CEO
Dec 2005 – Oct 2009 · 3 yrs 11 mos

Sofia Works is an award winning industry leader in building ultra-tailored custom systems using the revolutionary force.com technology.

Offices are based out of London and serves the European Market.

Peoplesoft CRM Implementation Expert
Apr 2004 – Dec 2005 · 1 yr 9 mos

Peoplesoft implementation expert and advisor for projects Europe-Wide. CRM specialist devising best practices methods for implementing PSFT CRM. Advised project managers on implementation management, led technical development teams, architected CRM systems

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Education



Harvard Business School

eMBA (Program for Leadership Development), Business
2018 – 2019



Santa Clara University

Management Information Sys, Intl Business, Japanese, Asian Studies
1997 – 2000
Activities and Societies: Graduated with honors. Winner of the National Security Education
Program scholarship sponsored by the US Department of Defense to study in Japan.



University of California, Los Angeles

Licenses & Certifications

Veeva Certified Consultant

Veeva Systems
Issued Jun 2011 · No Expiration Date

Skills & Endorsements

CRM · 86

Sophie G. and 85 connections have given endorsements for this skill

Salesforce.com · 85

 Endorsed by **Jerry C. Huskins and 25 others**
who are highly skilled at this

 Endorsed by **39 of Frank's colleagues at**
Systems

Cloud Computing · 69

Endorsed by **Billy Ho** ☁ **and 6 others who are**

Endorsed by **32 of Frank's colleagues at**

 **highly skilled at this**

 **Systems**

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